UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12
Corporate Registry ID (NIRE) #35.300.027.795
Publicly-held Company
Annual and Special Stockholders’ Meetings
Call Notices

The stockholders of this Company are invited to meet in the Annual and Special Stockholders’ Meetings to be held on a cumulative basis on March 10, 2005, at 4:00 p.m. at the Company’s headquarters located at Cidade de Deus, Vila Yara, in the city of Osasco, State of São Paulo, fifth floor, Salão Nobre, Prédio Novo, in order to:

Annual Stockholders’ Meeting:

1. to approve the Administrators accounts, to examine, discuss and vote the Management Report, the Financial Statements, including the allocation of Net Income and the Independent Auditors’ Opinion related to the fiscal year ended on 12.31.2004;

2. to elect the Board of Directors’ members, being necessary, under the terms of the Instructions 165, as of 12.11.91, and 282, as of 6.26.98 issued by CVM (Securities and Exchange Commission of Brazil), a minimum percentage of 5% as interest in the voting capital in order to the stockholders be allowed to request the adoption of multiple vote process;

3. to elect the Fiscal Council’s members, under the terms of the Article 161 of the Law 6,404/76;

4. to set forth the Administrators’ global annual compensation, pursuant to the provisions of the Company’s Bylaws.

Special Stockholders’ Meeting:

. to ratify the Capital Stock increase deliberated at the 204th Special Stockholders’ Meeting held on 12.9.2004, on the amount of R$700,000,000.00, increasing it from R$7,000,000,000.00 to R$7,700,000,000.00, by subscribing 17,500,000 new non-par book- entry registered new stocks, of which 8,791,857 are common stocks and 8,708,143 are preferred stocks. The Notice to Stockholders was published by the “Diário Oficial do Estado de São Paulo” and “Diário do Comércio”, on 12.23.2004, resulting in the amendment to the “caput” of the Article 6 of the Company’s Bylaws.

The stockholders of this Company are invited to meet in a Special Stockholders’ Meeting to be held on March 10, 2005, at 4:30 p.m. at the Company’s headquarters located at Cidade de Deus, Vila Yara, in the city of Osasco, State of São Paulo, fifth floor, Salão Nobre, Prédio Novo, in order to:

. examine the Board of Directors’ proposals to:

1. merge the stocks of Bradesco Seguros S.A.’s minority stockholders (Seguros) into Banco Bradesco S.A. (Bradesco), converting Seguros into a wholly-owned subsidiary of Bradesco, pursuant to the provisions of the Articles 252 and 264 of the Law 6,404/76, by means of:

a)	ratifying the appointment of appraisal companies for the Stockholders’ Equity of the Companies;

b)

examining and approving the Instrument of Protocol and Justification for the Merger of Stockholders’ Stocks, as well as the Appraisal Reports for the Stockholders’ Equity of the Companies, which shall result in Bradesco’s Capital Stock increase in the amount of R$11,856,359.07, increasing it from R$7,700,000,000.00 to R$7,711,856,359.07, by means of the issuance of 363,271 non-par book-entry registered new stocks, of which 182,504 are common stocks and 180,767 are preferred stocks, in the proportion of 165,12329750137 stocks issued by Bradesco for each stock of Seguros, of which 82,95659669277 are common stocks and 82,16670080860 are preferred stocks to be attributed to Seguros’ stockholders, resulting in the amendment to the “caput” of the Article 6 of the Company’s Bylaws;

2. to increase the Capital Stock by R$2,288,143,640.93, increasing it from R$7,711,856,359.07 to R$10,000,000,000.00, by means of Capitalization of Reserves, without issuing stocks, pursuant to the provisions in the Paragraph One of the Article 169 of the Law 6,404/76, resulting in the amendment to the “caput” of the Article 6 of the Company’s Bylaws;

3. to amend the Company’s Bylaws, by including the letter “j” in the Sole Paragraph of the Article 21, referring to the Audit Committee’s attributions;

4. to appoint, under the terms of the Circular 2,824, dated 6.18.98, issued by the Central Bank of Brazil, the experts who shall provide for the real properties appraisal in potential transactions of purchase and sale between this Institution and its affiliated companies.

Documents Available to Stockholders: this Call Notices, the Notice of Material Fact, the Board of Directors’ Proposals, the Instrument of Protocol and Justification and its attachments are made available to stockholders at the Stocks and Custody Department of Bradesco, Depositary Financial Institution of the Companies’ Stocks, located at Cidade de Deus, Prédio Amarelo, Vila Yara, in the city of Osasco, State of São Paulo, and at the São Paulo Stock Exchange located at Rua XV de Novembro, 275, Centro, in the city of São Paulo, State of São Paulo, and they can also be viewed on the Website www.bradesco.com.br - Investor Relations Section.

Cidade de Deus, Osasco, SP, February 21, 2005

Lázaro de Mello Brandão
Board of Directors’ Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.